Mail Stop 3561

September 3, 2008

David Schlapbach
Executive Vice President, General Counsel and Secretary
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

Re: The Western Union Company
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 2, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 5, 2008
File No. 001-32903

Dear Mr. Schlapbach:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007
Item 9A. Controls and Procedures, page 126

1. If you choose to disclose the definition of the term disclosure controls and procedures in management's evaluation, please include the entire definition of the term, as provided in Rule 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934. We note that you

state that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Exhibits 31.1 and 31.2

2. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 10
The Western Union 2007 Executive Compensation Program, page 14

3. We note your disclosure on page 16 that the performance targets for the business units are not disclosed because of the insight such information would give to the company's competitors. Please expand this discussion to provide additional detail about the competitive harm such disclosure could cause the company or to provide additional support as to why disclosure is unnecessary. Please also expand the disclosure to provide additional detail regarding the difficulty in achieving the targets. See Instruction 4 to Item 402(b) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008

4. Please comply with the above comments in the company's quarterly reports, as applicable.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director